Re: Razor Resources Inc.

8-5-128 Jichexiaoqu

Chanchun, Jilin

China

razorresourcesinc@gmail.com

 Re: Razor Resources Inc.

Form 8-K/A

Filed December 23, 2013

Form 8-K

Filed December 19, 2013

Response dated November 13, 2013

File No. 000-51973

Dear Ms. Myra Moosariparambil,

Further to your letter dated December 23, 2013:

1. The company will amend the form 10-K for the fiscal year ended April 30, 2013 to remove any reference to the audit opinion Stan J. H. Lee, CPA and will label the financial statements for the years ended April 30, 2013 and April 30, 2012 as unaudited. We will file the amended 10-K within five business days.

2. We will file the re-audited financial statements for the form 10-K within 30 business days.

Sincerely,

Meng Hao